VIA EDGAR

July 11, 2025

Kalkidan Ezra, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust File Nos. 333-132380 and 811-21864

Dear Ms. Ezra,

This response is provided on behalf of WisdomTree Trust (the “Registrant”) with respect to Staff comments received orally on July 1, 2025, regarding the Registrant’s Post-Effective Amendment (“PEA”) No. 938, which was filed with the U.S. Securities and Exchange Commission on May 19, 2025, to reflect changes to the name, investment objective, and principal investment strategies of the WisdomTree Alternative Income Fund (the “Fund”). The Staff’s comments and the Registrant’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in PEA No. 938.

General Comments and Responses

1.	Comment: Please provide your responses to the Staff’s comments and a redlined Prospectus and Statement of Additional Information (“SAI”) no later than five business days before the effective date of the Fund’s registration statement.

Response: The Registrant confirms that this correspondence and a redlined Prospectus and SAI will be provided to the Staff five business days before the effective date of the Fund’s registration statement.

2.	Comment: The Staff requests that the Registrant update all material or otherwise missing, incomplete or omitted information in the Fund’s Prospectus and SAI.

Response: The Registrant confirms that all missing information will be included in the Fund’s effective registration statement.

Prospectus Comments and Responses

3.	Comment: The Staff notes the reference to “other alternative credit investments” in the fourth paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus. Please clarify what are the “other alternative credit investments.”

Response: The Registrant represents that “other alternative credit investments” are disclosed in the third paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus to be “public high-yield corporate bonds (“junk bonds”), broadly-syndicated loans, collateralized loan obligations, mortgage-backed securities, and other asset-backed securities.”

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

4.	Comment: The Staff notes that the sixth paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus states that constituents in the Index are equal-weighted. Please supplementally clarify “equal-weighted” and how each component is weighted.

Response: As an equal-weighted index, the Index assigns each constituent the same weight, regardless of market capitalization, which means that even the smallest companies in the Index have the same importance in determining the Index’s value as the largest companies. The Index is rebalanced quarterly, at which time each constituent’s weight is rebalanced to an equal weight within the Index. Between rebalances, constituent weights may drift due to market activity.

If you have any questions regarding this correspondence, please do not hesitate to contact me at (917) 267-3855.

Sincerely,

/s/ Joanne Antico

Joanne Antico, Esq.

Chief Legal Officer and Secretary, WisdomTree Trust

cc:	Angela Borreggine, Esq. (WisdomTree Trust) Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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